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                               NEWS RELEASE

                                                      FOR IMMEDIATE RELEASE
                                                      ---------------------


FOR FURTHER INFORMATION CONTACT:

Investor Inquiries:                              Media Inquiries:
------------------                               ---------------
Michael Gorin                                    Andrew Merrill, David Pitts
President and Chief Financial Officer            The Abernathy MacGregor Group
(516) 694-6700                                   (212) 371-5999



                           AEROFLEX INCORPORATED
                       ANNOUNCES AGREEMENT TO ACQUIRE
                             IFR SYSTEMS, INC.


         PLAINVIEW, NEW YORK, April 15, 2002 -- Aeroflex Incorporated, (Nasdaq Symbol: ARXX), a leading designer, developer and manufacturer of microelectronics and automated testing solutions for the broadband communications market, announced today that it had entered into a definitive agreement to acquire IFR Systems, Inc., (Nasdaq Symbol: IFRS), of Wichita, Kansas, in a cash transaction valued at approximately $60 million, including the payment of $48.8 million in satisfaction of IFR Systems' bank indebtedness. IFR Systems is a leading manufacturer of test instruments and automated test systems and will provide Aeroflex with expanded product offerings in these markets.

         Under the terms of the agreement, Aeroflex will offer to purchase, through a cash tender offer, all outstanding shares of IFR Systems' stock for $1.35 per share. At the time of acceptance of shares for purchase in the offer, Aeroflex has agreed to lend to IFR Systems $48.8 million to pay off IFR's bank indebtedness of approximately $84 million, including interest. IFR Systems' lenders have agreed to accept this payment in full satisfaction of the amounts owed to them by IFR Systems. The acquisition has been unanimously approved by the Board of Directors of each company and is subject to various conditions, including the tender of a minimum of 50.1% of the outstanding shares of IFR Systems. Following the successful completion of the tender offer, it is expected that there will be a merger in which any remaining shareholders of IFR will also receive $1.35 per share in cash. The acquisition is expected to be completed by the end of the second calendar quarter, 2002.

         "We are pleased that IFR's Board of Directors and lending banks have unanimously endorsed this transaction," said Michael Gorin, Aeroflex President. "IFR's test instrument and systems product line complements our test solutions product line with a minimum of overlap and is expected to result in significant synergies in both sales and operating income. In addition, this transaction will significantly enhance our market presence in the U.K., European and Asia Pacific regions.

         "In 1998, IFR acquired Marconi Instruments, through which the company gained world class manufacturing facilities, as well as new product development and service capabilities in the U.K. IFR also gained sales offices in Europe and Asia through this acquisition. For the nine months ended December 31, 2001, IFR's net sales were approximately $88 million. The acquisition is expected to be accretive to Aeroflex earnings in fiscal 2003."

         A conference call will be held on Monday, April 15, 2002 at 5:00 p.m. (EST) to discuss the IFR transaction. The dial-in number for calls made in the United States is 1-800-230-1074 and outside the United States is (612) 288-0337. There will also be a replay of the call starting at 8:30 p.m. (EST) on Monday, April 15, 2002 and ending at 11:59 p.m. (EST) on Monday, April 22, 2002. The telephone number for the replay is 1-800-475-6701 in the United States and 320-365-3844 outside of the United States, Access
Code: 635467 for both.


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About Aeroflex
--------------

Aeroflex Incorporated, through its subsidiaries, designs, develops and manufactures state-of-the-art microelectronic module, integrated circuit, interconnect and testing solutions used in broadband communication applications. The Company's common stock trades on the Nasdaq National Market System under the symbol ARXX and is included in the S&P SmallCap 600 index. Additional information concerning Aeroflex Incorporated can be found on the Company's Web site: www.aeroflex.com.


This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer will be made only through an offer to purchase, letter of transmittal and related tender documents. At the time the offer is commenced, Aeroflex Incorporated will file the tender offer statement and related documents with the Securities and Exchange Commission ("SEC") and IFR Systems, Inc. will file a solicitation/ recommendation statement with respect to the offer. Investors and security holders are strongly advised to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer referred to in this press release because they will contain important information that should be read carefully before any decision is made with respect to the offer. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed by both Aeroflex Incorporated and IFR Systems, Inc. at the SEC's website, http://www.sec.gov. In addition, the tender offer statement and related materials may be obtained free by directing such requests to Aeroflex Incorporated at (516) 694-6700. The solicitation /recommendation statement and such other documents may be obtained free by directing such requests to IFR Systems, Inc. at (316) 522-4981.


All statements other than statements of historical fact included in this press release regarding Aeroflex's financial position, business outlook, business strategy and plans and objectives of its management for future operations are forward-looking statements. When used in this press release, words such as "anticipate," "believe," "estimate," "expect," "intend" and similar expressions, as they relate to Aeroflex or its management, identify forward-looking statements. Such forward-looking statements are based on the beliefs of Aeroflex's management, as well as assumptions made by and information currently available to its management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors, including but not limited to, competitive factors and pricing pressures, changes in legal and regulatory requirements, technological change or difficulties, product development risks, commercialization difficulties and general economic conditions. Such statements reflect our current views with respect to the future and are subject to these and other risks, uncertainties and assumptions relating to Aeroflex's financial condition, results of operations, growth strategy and liquidity.